UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934

YOUBLAST GLOBAL, INC.
(Name of Issuer)

Common Stock, par value $.003 per share
(Title of Class of Securities)

987415106
(CUSIP Number)

Philmore Anderson IV 75 Franklin Street, 2 nd Floor New York, NY 10013 212-464-3428
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 987415106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Philmore Anderson IV Sahara Entertainment, LLC 383716730
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER 14,946,723 shares Philmore Anderson IV 12,763,390 shares Sahara Entertainment, LLC
NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED
EACH REPORTING BY		119,610 shares Philmore Anderson IV 0 shares Sahara Entertainment, LLC
PERSON WITH	9	SOLE DISPOSITIVE POWER
14,946,723 shares Philmore Anderson IV 12,763,390 shares Sahara Entertainment, LLC
	10	SHARED DISPOSITIVE POWER
119,610 shares Philmore Anderson IV 0 shares Sahara Entertainment, LLC
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,066,333 shares Philmore Anderson IV 12,763,390 shares Sahara Entertainment, LLC
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.8% Philmore Anderson IV(Based on  shares of Common Stock issued and outstanding as of June 25, 2010)
36.3% Sahara Entertainment, LLC (Based on shares of Common Stock issued and outstanding as of June 25, 2010)

14	TYPE OF REPORTING PERSON (See Instructions)
IN Philmore Anderson IV OO Sahara Entertainment, LLC

This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $0.003 per share of YouBlast Global, Inc., and amends and supplements the information set forth below of the Schedule 13D previously filed by Philmore Anderson IV and Sahara Entertainment, LLC with the Securities and Exchange Commission on September 26, 2008 (the “Original Filing”). Unless otherwise indicated, capitalized terms used herein without definitions have the meanings assigned to them in the Original Filing.

Item 3.Source and Amount of Funds or Other Considerations

On December 29, 2009, Philmore Anderson IV returned 1,000,000 shares of common stock to treasury, in accordance with the terms of an escrow agreement.

On January 28, 2010, Philmore Anderson IV was issued 2,083,333 shares of common stock for services.

On February 18, 2010, Alicia Anderson was 100,000 shares common stock for services. Alicia Andeson is the wife of Philmore Anderson IV.

Item 5.Interest in Securities of the Issuer

Philmore Anderson IV beneficially owns 15,066,333 shares of Common Stock of the Issuer (including 12,763,390 shares owned by SE, LLC and 119,610 shares held by Mr. Anderson’s wife), which in aggregate represents 42.8% of the Issuer’s Common Stock based on 35,191,709 shares of Common Stock issued and outstanding as of June 25, 2010.  Sahara Entertainment, LLC beneficially owns 12,763,390 shares of Common Stock of the Issuer, which in the aggregate represents 36.3% of the Issuer’s Common Stock based on 35,191,709 shares of Common Stock issued and outstanding as of June 25, 2010. Philmore Anderson IV has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares, except with respect to the shares held by Mr. Anderson’s wife, with respect to which he has shared power..

Except as set out above, neither Mr. Anderson nor Sahara Entertainment, LLC has effected any other transaction in any securities of the Issuer in the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 19, 2010

Sahara Entertainment, LLC

/s/Philmore Anderson IV
Title: Chief Executive Officer

/s/ Philmore Anderson IV

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